

October 7, 2009

<u>Via U.S. Mail and Facsimile (512-462-3328)</u>

Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Asia8, Inc.
2465 West 12th Street, Suite 2,
Tempe AZ 85281-6935

> **Re: Asia8, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-27735**
> **Response Letter Filed September 17, 2009**

Dear Mr. Montandon:

   We refer you to our comment letter dated June 30, 2009 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                                   Sincerely,

                                   Cecilia Blye, Chief
                                   Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance